Exhibit 21.1

CHINA SOLAR & CLEAN ENERGY SOLUTIONS, INC.

Subsidiaries

Company	Country of Formation
Deli Solar Holding Ltd.	British Virgin Islands
Beijing Deli Solar Technology Development Co., Ltd.	People’s Republic of China
Bazhou Deli Solar Heating Energy Co., Ltd.	People’s Republic of China
Beijing Ailiyang Solar Energy Technology Co., Ltd.	People’s Republic of China
Shenzhen PengSangPu Solar Industrial Products Corporation	People’s Republic of China
Tianjin Huaneng Group Energy Equipment Co., Ltd.	People’s Republic of China